DESCRIPTION OF THE OFFERINGS AND COMMON SHARES

The following description is a summary of the offer and sale of shares of Common Stock in Ogden's Own Distillery, Inc. (the "Company") in two combined but separate offerings: (i) a Regulation Crowdfunding offering (the "Regulation Crowdfunding Offering") and (ii) a Regulation D, Rule 506(c) offering (the "Accredited Investor Offering"). The Regulation Crowdfunding Offering and the Accredited Investor Offering are collectively referred to as the "Offerings." As the context requires, each of the Offerings may also be referred to as an "Offering" with respect to the particular offering in which an investor participates.

This summary does not purport to be complete, and is qualified in its entirety by reference to the Company's profile page (located at https://localstake.com/businesses/ogdens-own) (the "Company Offering Profile") and all offering materials and information contained or referenced therein, including the Company's Articles of Incorporation, Bylaws and Shareholders Agreement. Prospective investors are encouraged to review fully such profile, materials and information before making a decision to invest in the Company.

THE OFFERINGS

Issuer:	Ogden's Own Distillery, Inc., a Utah corporation (the "Company").
Securities to be Issued:	Shares of Common Stock of the Company (collectively, the "Common Shares").
Issue Price:	$11.24 per share (the "Common Share Price").
Valuation of the Company:	The Common Share Price is based upon a fully-diluted pre-money valuation of $20,000,000 and a fully-diluted post money valuation of $21,900,009.60 (See "Capitalization" for full details on current outstanding shares).
Amount of the Offerings:	The Company is seeking to raise between $500,000.16 (the "Minimum Offering Amount") and $1,900,009.60 (the "Maximum Offering Amount") through the offer and sale of the Common Shares in the Offerings.
Number of Common Shares:	Up to a maximum of 169,040 Common Shares.
Minimum Investment:	The minimum investment that will be accepted by the Company from a Qualified Investor (as defined below) in both the Regulation Crowdfunding Offering and the Accredited Investor Offering is $494.56 (44 shares of Common Stock).

Investor Suitability:
The Company is conducting the Offerings in reliance on the exemptions from registration under the federal Securities Act of 1933, as amended (the "Securities Act"). The Regulation Crowdfunding Offering is being made pursuant to the exemption set forth in Section 4(a)(6) of the Securities Act and in accordance with Section 4A of the Securities Act and Regulation Crowdfunding promulgated thereunder. The Accredited Investor Offering is being made pursuant to the exemption set forth in Section 4(a)(2) of the Securities Act and in accordance with Rule 506(c) of Regulation D promulgated thereunder. The Accredited Investor Offering will be made solely to persons who qualify as "accredited investors" as defined in Rule 501(a) of Regulation D ("Accredited Investors") and who provide sufficient evidence to verify that such persons are Accredited Investors.

Regulation Crowdfunding sets forth certain statutory investment limitations for purchasers of securities offered pursuant thereto. The Common Shares will be offered and sold in the Regulation Crowdfunding Offering only to persons whose investment in the Common Shares, together with any other investments made in any Regulation Crowdfunding offering during the 12-month period preceding the date of such transaction, does not exceed: (i) the greater of $2,200 or 5 percent of the lesser of the investor's annual income or net worth if either the investor's annual income or net worth is less than $107,000; or (ii) 10 percent of the lesser of the investor's annual income or net worth, not to exceed an amount sold of $107,000, if both the investor's annual income and net worth are equal to or more than $107,000. Investors who meet the foregoing requirements in the Regulation Crowdfunding Offering, together with Accredited Investors in the Accredited Investor Offering, are collectively referred to as "Qualified Investors."

Subscription Documents:
Investors interested in subscribing for the Common Shares will be required to complete and return to the Company the Shareholders Agreement and the applicable Stock Purchase Agreement and Qualified Investor Questionnaire (depending on the Offering in which they participate). Payment of the investment amount is preferred via electronic ACH transfer, but may also be made by check or domestic wire in limited circumstances. Instructions for each method of payment will be provided upon investment via the Company Offering Profile.

Closings:	The Offerings will be available to potential investors until the final closing of the sale and purchase of the Common Shares (the "Final Closing"), which will occur upon the earlier of (i) the date the Company has closed on the purchase and sale of Common Shares for the Maximum Offering Amount, (ii) January 31, 2020 at 11:59 PM EST, or (iii) the Company terminates the Offerings in its sole and absolute discretion (the "Termination Date"). In accordance with Regulation Crowdfunding promulgated by the Securities and Exchange Commission, the Company may not sell more than $1,070,000 (the "Crowdfunding Maximum") of Common Shares in the Regulation Crowdfunding Offering. Therefore, if the Crowdfunding Maximum is reached prior to the Termination Date, the Regulation Crowdfunding Offering will be terminated and only the Accredited Investor Offering will continue thereafter.

The Common Shares are offered by the Company on a best efforts, minimum-maximum basis as summarized herein. As such, the Offerings are contingent upon the Company's receipt of the Minimum Offering Amount, as well as the Company's receipt of a minimum of $49,995.52 in proceeds from the Regulation Crowdfunding Offering (the "Crowdfunding Minimum") prior to the Termination Date. All funds received from Investors will be held in an escrow account (the "Escrow Account") established with Kingdom Trust Company, as escrow agent (the "Escrow Agent"), until the Minimum Offering Amount and the Crowdfunding Minimum have been satisfied. Once the Minimum Offering Amount and the Crowdfunding Minimum have been received by the Escrow Agent in the Escrow Account (pursuant to the terms of an escrow agreement to be entered into between the Escrow Agent and the Placement Agent (as defined below)) and provided that (i) the Company has provided advance written notice to investors of at least five (5) business days, (ii) the Regulation Crowdfunding Offering has been available on the Company Offering Profile for a minimum of twenty-one (21) days, (iii) there has been no material change that would require an extension of the Regulation Crowdfunding Offering and reconfirmation of the investment commitment, and (iv) the Escrow Account continues to meet the Minimum Offering Amount and the Crowdfunding Minimum at the end of the five business day period after investors have been notified of the closing, the Escrow Agent will initiate the transfer of investor funds (net of the placement fee to be paid to the placement agent, Localstake Marketplace LLC (the "Placement Agent")) from the Escrow Account to a deposit account maintained by the Company (the "Initial Closing"), which funds shall constitute net proceeds usable by the Company for the purposes summarized below.

After the Initial Closing, additional investor funds will be held in the Escrow Account until, and at such time as, the Placement Agent chooses, in its sole discretion, to direct the Escrow Agent to release the additional investor funds, to be facilitated using the same procedures identified herein for the Initial Closing. The Company will continue to accept investment commitments up until the occurrence of the Final Closing; provided, however, in the event the Crowdfunding Maximum has been reached prior to the Final Closing, the Regulation Crowdfunding Offering will be closed at such time and only the Accredited Investor Offering will continue until the Final Closing. If the Company receives investment commitments in the Regulation Crowdfunding Offering for greater than the Crowdfunding Minimum, the Company will accept such commitments up to the Crowdfunding Maximum on a first come-first served basis**.**

Use of Proceeds: The Company intends to use the net proceeds of the Offerings for marketing and sales, increasing inventory, purchasing equipment, paying professional fees and the Placement Agent fees associated with the Offerings, and for general working capital purposes, as explained in further detail on the Funding tab of the Company Offering Profile.

Localstake: As compensation for Localstake's services in connection with the Offerings, Localstake shall be entitled to receive a placement fee (the "Placement Fee") equal to 3.0% of the total amount of Common Shares sold in the Offerings to investors introduced to the Offerings by means other than private personal invitations from the Company. The Placement Fee excludes a $15,000 offering preparation fee paid prior to the Offerings.

Company Capitalization: The Company is authorized to issue two (2) classes of shares of stock designated as shares of Common Stock (100,000,000 shares, $0.001 par value) and shares of Preferred Stock (10,000,000 shares, $0.001 par value). The Common Shares represent the only class of securities which has been issued by the Company to date, with 1,780,000 Common Shares currently outstanding.

TERMS OF THE COMMON SHARES

Dividends: The Company does not plan to issue dividends in the foreseeable future. Any net profits will be reinvested in the growth of the Company's operations.

Voting Rights: Each share of Common Stock shall be entitled to one (1) vote, which vote may be cast in person or by proxy.

Future Financings: The Board of Directors of the Company will have full authority to issue additional shares of Common Stock and Preferred Stock to new or existing shareholders without the vote or consent of the holders of the Common Shares.

Management of the Company: The business and affairs of the Company are managed by the duly elected officers of the Company as determined by the Board of Directors of the Company, and in accordance with the Bylaws of the Company.

Transfer Restrictions; Rights of First Refusal:

The Common Shares are subject to restrictions on transferability and resale and may not be transferred or resold by any investor except as permitted under the Securities Act and applicable state securities laws, pursuant to registration or exemption from these laws, or if the Company has received an opinion of counsel satisfactory to it that registration under such laws is not required.

Specific to the investors participating in the Regulation Crowdfunding Offering, the Common Shares may not be transferred or resold during the one-year period beginning when the Common Shares were issued, unless the Common Shares are transferred (i) to the Company; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D promulgated under the Securities Act; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. The term "member of the family of the investor or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother- in-law, or sister-in-law of the investor, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

In addition to the restrictions on transferability and resale outlined above, there are transfer restrictions contained in the Shareholders Agreement. These restrictions include certain rights of first refusal available to the Company and the Principal Shareholders (as defined in the Shareholders Agreement) as well as certain "drag-along" provisions applicable to the Common Shares. Except with respect to certain permitted transfers, if any shareholder proposes to sell or transfer for value any of his, her or its Common Shares to any third party, such shareholder must first offer such securities to the Company at the same price and other terms as offered to any third party, and the Company will have the right to purchase all, or any portion of the Common Shares offered by such shareholder at the same price and on the same terms. If the Company does not purchase all of such shareholder's Common Shares offered for sale, each of the Principal Shareholders will have a right of first refusal to purchase his, her or its pro rata share of any remaining Common Shares at the same price and on the same terms offered. If neither the Company nor the Principal Shareholders purchase all of such shareholder's Common Shares offered for sale within the applicable time periods set forth in the Shareholders Agreement, the shareholder may then sell such Common Shares to a third party at the same price and other terms as offered to the Company and the Principal Shareholders.

Annual Report: The Company will file an annual report on Form C electronically with the Securities and Exchange Commission pursuant to Regulation Crowdfunding and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report, until certain conditions are met as summarized below. Once posted, the annual report may be found on the Company's website at: http://www.ogdensown.com/investor_reports.

The Company must continue to file and post an annual report until: (i) the Company is required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended; (ii) the Company has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record; (iii) the Company has filed at least three annual reports pursuant to Regulation Crowdfunding and has total assets that do not exceed $10,000,000; (iv) the Company or another party repurchases all of the Common Shares issued in the Regulation Crowdfunding Offering, including any payment in full of the Common Shares; or (v) the Company liquidates or dissolves its business in accordance with state law.

Each Shareholder shall, to the extent permitted under applicable Utah corporate law, have access to the books and records of the Company at the place where such books and records are required to be kept during normal working hours of the Company, and shall have the right to inspect and copy them.

Other Rights: The Company may, in its sole and absolute discretion, enter into additional agreements with one or more investors granting such investors additional contractual rights.